UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.

)*

IVISION GROUP LTD.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46588E-102

(CUSIP Number)

International Securities Group Inc.

1530-9th Ave S.E.

Calgary, Alberta T2G 0T7

(403) 693-8014

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

46588E-102

1.

Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

Antonio Care

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

X

3.

SEC Use Only

4.

Source of Funds (See Instructions)

PF

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.

Citizenship or Place of Organization

Canadian

Number of

7.  Sole Voting Power

50,000,000

Shares Bene-

ficially

8.  Shared Voting Power

-0-

Owned by Each

Reporting

9.  Sole Dispositive Power

50,000,000

Person With

10.

Shared Dispositive Power

-0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

50,000,000

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11)

53%

14.   Type of Reporting Person (See Instructions)

IN

Item 1.

Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock,  $0.001 par value, of IVision Group Ltd.  (the “Issuer”).  Its principal executive offices are located at 1530-9th Ave S.E., Calgary, Alberta T2G 0T7 Canada

Item 2.

Identity and Background

The individual filing this report is Antonio Care.  The residence address of Mr. Care is 3886  Avenue Des Generaux, Laval, Quebec H7E 5K7.

Mr. Care is a self employed consultant whose principal business address is 3886 Avenue Des Generaux, Laval, Quebec H7E 5K7.

During the last five (5) years, Mr. Care has not been convicted in any criminal proceeding.

During the last five (5) years, Mr. Care has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Care was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Care is an Italian citizen.

Item 3.

Source and Amount of Funds or Other Consideration

Pursuant to the terms of a Debt Settlement Agreement between the Issuer and Mr. Care dated  effective December 13, 2006 and finalized by the issuance an delivery of the  common shares of the Issuer on December 21, 2006, Mr. Care acquired a total of 50,000,000 shares of common stock of the Issuer as consideration for the settlement of $5000 of outstanding debt.

Item 4.

Purpose of Transaction

The purpose of the transaction was to settle a portion of the outstanding debt of the Issuer which Mr. Care had provided to the Issuer for operations.   Mr. Care is a consultant to the Issuer and is seeking business acquisitions on behalf of the Issuer.

Mr. Care has no present plans or proposals relating to the Issuer.

Item 5.

Interest in Securities of the Issuer

(a) As of December 21, 2006 the aggregate number of shares of Common Stock of the Issuer beneficially owned by Antonio Care was 50,000,000, which shares represents 53% of the Issuer’s total issued and outstanding shares.

(b) Antonio Care has sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c) During the 60 sixty day period preceding the filing of this Schedule 13D, Antonio Care has not purchased  or sold any shares of the Issuer.

(d) There is no other person known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e)  Antonio Care continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, save for the fact that Antonio Care has outstanding loans with the Issuer which were made for operations and were paid for consulting.  Mr. Care is a consultant to the Issuer and is seeking business acquisitions on behalf of the Issuer.

Item 7.

Material to Be Filed as Exhibits

A copy of the Debt Settlement Agreement described in Item 3 is filed as Exhibit 1 hereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2007

Date

/s/   “Antonio Care”

Signature

Antonio Care

Name/Title

4